# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CapsoVision, Inc., CIK 0001378325
CUSIP: 140935107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 18805 Cox Avenue,, Suite 250, Saratoga,, California (CA), 95070
Date of event which requires filing of this statement: 07/01/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002095225

## Reporting persons
- Kioxia Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 3,446,925; sole dispositive power 0; shared dispositive power 3,446,925; aggregate amount beneficially owned 3,446,925 (7.4% of the class)
  Comment: Percentage ownership reported in Row 11 is based on 46,774,067 shares of the Issuer's outstanding common stock as of August 11, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the period ended June 30, 2025 filed with the Securities and Exchange Commission on August 14, 2025.
- Kioxia Holdings Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 3,446,925; sole dispositive power 0; shared dispositive power 3,446,925; aggregate amount beneficially owned 3,446,925 (7.4% of the class)
  Comment: Kioxia Holdings Corporation's beneficial ownership of the Issuer's common stock reported in Rows 6, 8, and 9 is comprised of 3,446,925 shares of the Issuer's common stock held directly by Kioxia Corporation, a direct, wholly-owned subsidiary of Kioxia Holdings Corporation.
  
  Percentage ownership reported in Row 11 is based on 46,774,067 shares of the Issuer's outstanding common stock as of August 11, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the period ended June 30, 2025 filed with the Securities and Exchange Commission on August 14, 2025.

## Item 1. Issuer
Name of issuer: CapsoVision, Inc.
Address of issuer's principal executive offices: 18805 Cox Avenue, Suite 250, Saratoga, CA 95070

## Item 2. Person Filing
Name of person filing:
Kioxia Corporation
Kioxia Holdings Corporation
Address of principal business office or, if none, residence: The address of the principal business office of Kioxia Corporation and of Kioxia Holdings Corporation is 1-21, Shibaura 3-chome, Minato-ku, Tokyo 108-0023, Japan.
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Identification of the subsidiary which acquired the security being reported on by the parent holding company

99.2 Joint Filing Agreement

## Signatures
- Kioxia Corporation: /s/ JUNICHIRO YAGUCHI, JUNICHIRO YAGUCHI, MANAGING EXECUTIVE OFFICER (11/12/2025)
- Kioxia Holdings Corporation: /s/ HIDEKI HANAZAWA, HIDEKI HANAZAWA, CFO (11/12/2025)